UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED

(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited (the “Company”), as of and for the nine months ended September 30, 2013.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-187399) and Form F-3 (File No. 333-187400), each declared effective on November 6, 2013.

EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. “Nordic American Tankers Limited” refers only to Nordic American Tankers Limited and not its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

GENERAL

Nordic American Tankers Limited was formed on June 12, 1995 under the laws of the Islands of Bermuda. We were formed for the purpose of acquiring and chartering double-hull tankers. We are an international tanker company that currently owns 20 Suezmax tankers, an increase from three vessels owned in the autumn of 2004. We expect that the expansion process will continue over time and that more vessels will be added to our fleet. The 20 vessels we currently operate average approximately 156,000 deadweight tonnes, or dwt, each.

In 2013, we chartered all of our operating vessels into a spot market arrangement with our wholly-owned subsidiary, Orion Tankers Ltd. The Orion Tankers pool was established in November 2011 with Orion Tankers Ltd. as pool manager.

Our Fleet

Our current fleet consists of 20 double-hull Suezmax tankers, and all of our vessels are employed in the spot market.

Vessel	Yard	Built	Deadweight Tons	Delivered to NAT
Nordic Harrier	Samsung	1997	151,459	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,401	December 1997
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Freedom	Daewoo	2005	159,331	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,331	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Moon	Samsung	2002	160,305	November 2006
Nordic Apollo	Samsung	2003	159,998	November 2006
Nordic Cosmos	Samsung	2003	159,999	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,940	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011

Recent Developments

In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel’s condition on redelivery to us was far below the contractual obligation of the charterer. All expenses related to the drydock period were paid as of September 30, 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with the charterer. As previously advised, the matter is now in arbitration. We expect to be heard before the end of 2013.

The Company paid a dividend of $0.16 per share in February, May and August 2013. In October the Company announced that it would, for the 65th time, pay a dividend to its shareholders. The declared dividend was $0.16 per common share in respect of the third quarter and the record date for the dividend is November 29, 2013.

Effective January 2, 2013, the Company acquired the shares of Frontline Ltd (NYSE: FRO) in Orion Tankers Ltd at their nominal book value as of December 31, 2012, after which Orion Tankers Ltd became a wholly-owned subsidiary of the Company. In addition, effective January 10, 2013, the Company acquired 100% of the shares of Scandic American Shipping Ltd. (the “Manager”) from a company owned by the Chairman and Chief Executive Officer of the Company.

As a consequence of the acquisition of 100% of the Manager and Orion Tankers Ltd, the accounts as of September 30, 2013 are presented on a fully consolidated basis. The income statement and balance sheet in the Statement of Operations are not fully comparable with the September 30, 2012 comparative information. The compensation paid for the Manager was partly in shares, and the Company issued 1,910,112 new shares related to the acquisition. General and administrative expenses for the nine months ended September 30, 2013 include $1.8 million as a result of the consolidation. Other impacts in the statement of financial position due to the consolidation of the subsidiaries are considered to be immaterial.

Voyage revenue and voyage expenses in the income statement for the nine months ended September 30, 2013 are presented solely on a gross basis. For the nine months ended September 30, 2012, the respective figures are presented primarily on a net basis. This change in presentation, effective from November 2012 reflects the transition from a cooperative arrangement with another vessel owner in the Orion pool to spot charters where the vessels are traded fully at the risk and reward of the Company and is not a result of the consolidation itself.

In the statement of financial position as of December 31, 2012, the Company presented two asset line items representing net receivables from the Orion Tankers Pool. These line items were “Accounts Receivable, net related party” in the current asset section and “Related party receivable” in the non-current asset. In 2013 these line items are not shown as the Orion Tankers Pool is now fully consolidated. Consequently, the Company presents “Accounts receivable, net”, “Inventory”, “Voyages in Progress” and “Accrued Voyage expenses” in the statement of financial position as of September 30, 2013.

Intercompany balances and transactions have been eliminated. Both Orion Tankers Ltd and Scandic American Shipping Ltd. Groups have a Norwegian subsidiary which incurs corporate tax to the Kingdom of Norway. The total tax incurred by these subsidiaries is considered to be immaterial for the Company.

In April 2013, the Company issued 11,212,500 common shares at the price of $9.60 per share in a follow-on offering. The proceeds are being used to fund future acquisitions and for general corporate purposes.

In June 2013, the Company cancelled at an insignificant cost an agreement to buy a 2013 built Suezmax tanker as the seller failed to deliver the vessel in time.

In early June, the Company renewed its commercial agreement with a subsidiary of ExxonMobil Corporation for two years. The contract is a master agreement pursuant to which the ExxonMobil subsidiary will charter our vessels from time to time through May 2015. We believe NAT achieved the contract because of the operational standing of the Company and because of the twenty vessel fleet.

On November 1, 2013, we announced that we are coordinating the establishment of Nordic American Offshore Ltd., or NAO, a new company that has agreed to acquire six platform supply vessels, or PSVs, from companies affiliated with the Ulstein Group, an unaffiliated third party, for a purchase price of NOK 272.5 million per vessel. The six PSVs are currently operating in the North Sea. These ships were built in 2012 and 2013 by the Ulstein Group in Norway. NAO also has the option to purchase one new PSV for a purchase price of NOK 270 million. Approximately 80% of the purchase price for these vessels is expected to be funded from the proceeds of a private equity placement by NAO in Norway and approximately 20% by debt. NAO expects to apply to list its common shares on the NYSE during the first quarter of 2014.

NAT has committed to purchase approximately $65 million of NAO’s common shares in NAO’s private equity placement and is expected to own approximately 26% of NAO’s common shares following the closing of that placement. Following the closing of the purchase by NAO of the six PSVs, expected to take place by December 31, 2013, Scandic American Shipping Ltd. will act as manager for NAO and will be compensated in accordance with industry standards. The scope of the services provided by the Manager for NAO will be similar to those services provided to NAT.

Three of the PSVs are on charters or forward charters with major oil and gas companies that expire from October 2015 to April 2018. The other three PSVs operate in the spot market.

OUR CHARTERS

It is our policy to operate our vessels primarily in the spot market or on short term time charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate all of our 20 vessels in the spot market.

Up until November 2012 we primarily employed our vessels in cooperative arrangements with another tanker owning company. The accounting policies related to these arrangements are described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.

After Frontline completed the withdrawal of its vessels in the Orion Tanker pool, effective November 5, 2012, the Company considered its vessels as operating under spot charters. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter, revenue is generated from freight billings, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters, the vessels are traded fully at the risk and reward of the Company. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations. All our vessels were employed under spot charters during the nine months ended September 30, 2013. For the nine months ended September 30, 2012, the majority of the vessels were operated through cooperative arrangements and four vessels were temporarily operated in the spot market, outside of cooperative arrangements.

The 2013 Tanker Market

The freight market during 2012 for all types and sizes of tankers continued to be soft. This trend has also continued into 2013. The first three quarters were weaker than usual as newbuildings kept coming onto the water. Bunkers were slightly lower, a basket of bunker fuel prices being 7.1% lower in the first three quarters of 2013 compared to the same basket in full year 2012, and 9.3% lower compared to the first three quarters of 2012.

As in 2012, we have observed periods in which tanker trades have yielded negative results on a time charter equivalent basis. This also became the case in the Suezmax trade during the third quarter 2013. Typically, time charter equivalents are calculated on the basis of normal service speed and corresponding bunker consumption. In 2011, we observed that earnings for the largest tankers remained in positive territory at optimized speed and consumption. In 2012 and 2013, however, this has not been the case.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity and the types of cargoes carried. A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier, or VLCC, whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of about $9,900 per day during the first three quarters of 2013. This was significantly lower than in 2012, at a level just covering operational expenses. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $12,800 per day during the same period, down from $18,200 in the first three quarters of 2012. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were about

$13,100 per day compared with $13,400 per day in the first three quarters of 2012. Through the first three quarters 2013 was even more challenging for owners than the weak tanker market in the years 2011 and 2012. The earnings estimates used in this section are based on service speed and consumption. As most owners currently operate their vessels as economically as possible, i.e., by slow steaming, actual earnings are somewhat higher than those above. Earnings have periodically stayed far below operating costs resulting in substantial operating losses for many companies. Suezmax tankers have generally generated earnings above operating costs. Comparing the averages for the first three quarters of 2013 to 2012 as a whole, market values of modern tankers declined on average about 3% over 2012. Suezmax values declined more than the average, with a decline of about 8%.

In the first three quarters of 2013, a total of 26 VLCCs and 18 Suezmax tankers have been delivered from yards. The Suezmax fleet is estimated to have expanded by 3.5% and the VLCC fleet by 2.5% since the beginning of the year (both measured by number of vessels). This is slightly lower than our expectations one year ago. In total, net tanker fleet growth (tankers over 10,000 dwt) in the first three quarters of 2013 was about 7.8%.

The sale and purchase market for tankers, measured by the number of transactions, was more active than the 2012 market. About 228 tankers were sold in in the first three quarters of 2013 compared to about 172 in the same period of 2012. Prices continue to decrease across the tanker market.

The International Energy Agency, or the IEA, according to its October 2013 report, expects global demand for oil to increase by an estimated 1.2% or 1.1mb/d in 2014. The revised estimate for 2013 showed an increase in oil demand by 1.1% or 1.0mb/d to 91.0 mb/d. With the continued financial turmoil, especially in Europe, and continued challenging times in the U.S. (despite falling unemployment and increased activity in the industry and construction sector) we remain quite uncertain about market developments for tankers in 2014. In addition, U.S. domestic crude oil production is expected to increase substantially as we move forward, limiting demand for imports. It seems that Chinese economic activity is increasing following measures in 2011 and 2012 combating inflationary tendencies and crude oil imports may continue to grow at a steady pace.

SUBSIDIARIES

Scandic American Shipping Ltd.

In June 2004, the Company entered into a management agreement, or the Management Agreement, with Scandic American Shipping Ltd., or the Manager. The Manager has been, from its inception and up to January 10, 2013, owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. Under the Management Agreement, the Manager has the daily, administrative, commercial and operational responsibility for our vessels and is generally required to manage our day-to-day business according to our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. The Management Agreement shall terminate on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement shall always be ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

For its services under the Management Agreement, the Manager received a management fee of $500,000 per annum for the total fleet through January 1, 2013 and is reimbursed for all of its costs incurred in connection with its services. Additionally, the Company issued to the Manager restricted common shares equal to 2% of its outstanding common shares pursuant to the Management Agreement, through January 1, 2013. This arrangement was discontinued following the Company’s acquisition of the Manager. In addition, after the Manager was acquired by the Company, effective January 10, 2013, all intercompany balances and transactions are eliminated.

The acquisition was accounted for using the acquisition method. The fair value of the assets and liabilities of the acquiree were determined with the assistance of an external valuation specialist. The following is a provisional summary of the fair values of the assets and liabilities acquired:

Amounts in $ million	As of January 10, 2013
ASSETS
Cash and cash equivalents	0.4
Assets held for sale	6.6
Other current assets	2.4
Furniture, fixture and equipment	1.0
Other non-current assets	0.2

Total assets acquired	10.6

LIABILITIES
Accounts payable	0.2
Tax payable	0.2
Other current liabilities	0.9

Total liabilities assumed	1.3

Net assets acquired	9.3

Cash consideration	8.0
Common shares issued	18.1
Payable to seller	7.2

Total consideration	33.3
Net assets acquired	9.3

Difference	24.0

Settlement loss	5.0

Goodwill recognized	19.0

The settlement loss of $5.0 million relates the preexisting contractual relationship between the acquirer and acquiree which was recognized as a loss in the income statement for the nine months ended September 30, 2013.

Orion Tankers Ltd.

Effective January 2, 2013, the Company acquired the remaining 50% of Orion Tankers Ltd at its nominal book value as of December 31, 2012. Orion Tankers Ltd is domiciled in Bermuda and has a subsidiary, Orion Tankers AS, in Norway. The acquisition was accounted for using the acquisition method. No goodwill or gain/loss was recognized.

OUR CREDIT FACILITIES

2012 Credit Facility

On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the “2012 Credit Facility”). Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts.

Borrowings under the 2012 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignments of earnings and insurance. Under the terms and conditions of the 2012 Credit Facility the Company is, among other things, required to (i) maintain certain loan to vessel value ratios, (ii) maintain a book equity of no less than $250.0 million, a minimum equity ratio, a minimum level of liquidity and positive working capital, (iii) remain listed on a recognized stock exchange, and (iv) obtain the consent of the lenders prior to creating liens on or disposing of the Company’s vessels. The finance costs incurred in connection with the refinancing of the 2012 Credit Facility will be deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis. The 2012 Credit Facility matures in late October 2017.

The undrawn amount of this facility was $180.0 million as of September, 30, 2013. As of September, 30, 2013 the Company is in compliance with its loan covenants under the 2012 Credit Facility.

2005 Credit Facility

The 2012 Credit Facility replaced the 2005 Credit Facility. The latter is further described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013. The 2005 Credit Facility was repaid to the lenders on November 14, 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of operations

We present our statements of operations using voyage revenues and voyage expenses. For the nine months ended September 30, 2013, and for the nine months ended September 30, 2012, all our vessels were employed in the spot market either on spot charters or through cooperative arrangements.

Under a spot charter, revenue is generated from freight billing and is included in voyage revenue. Under a spot charter, the vessel owner pays all vessel voyage expenses and these expenses are included in voyage expenses. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations.

Up until November 2012 we primarily employed our vessels in cooperative arrangements with another tanker company. The accounting policies related to these arrangements are described in more detail in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013. The Company considered it appropriate to present this type of arrangement on a net basis in the Statements of Operations.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Management believes that net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States, or US GAAP, because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent, or TCE, rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards.

NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)

All figures in USD ‘000	2013	2012	Variance
Voyage Revenue	178,229	86,011	NA
Voyage Expenses	(128,422)	(11,527)	NA
Vessel Operating Expenses	(49,818)	(47,952)	3.9%
General and Administrative Expenses	(14,811)	(12,553)	18.0%
Depreciation Expense	(55,096)	(51,604)	6.8%
Settlement loss	(5,000)	0	NA

Net Operating Income (Loss)	(74,918)	(37,625)	(99.1%	)

Interest Income	118	300
Interest Expense	(8,351)	(3,522)
Other Financial Income (Expense)	(129)	189
Corporate Tax	(49)	0

Net (Loss) Income	(83,329)	(40,658)	(105.0%	)

The following table reconciles our net voyage revenues to voyage revenues.

Voyage Revenue – net pool earnings		0		73,743	NA
Voyage Revenue – gross freight		178,229		12,268	NA

Total Voyage Revenue		178,229		86,011	NA
Less Voyage Expenses – gross		(128,422)		(11,527)	NA

Net Voyage Revenue		49,807		74,484	(33.1%	)

Vessel Calendar Days (1)		5,460		5,480	(0.4%	)
Less Off-hire Days		832		349	138.4%

Total TCE days		4,628		5,131	(9.8%	)
TCE Rate per day (2)	~$	10,800	~$	14,500	(25.5%	)
Total Days - vessel operating expenses		5,460		5,480	(0.4%	)

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent, (“TCE”), results from Net Voyage Revenue divided by Total TCE days.

Voyage revenue was $178.2 million for the nine months ended September 30, 2013 compared with $86.0 million for the nine months ended September 30, 2012. The change in Voyage revenue is due to four main factors:

i)	Changes in the type of vessel employment

ii)	Whether the employment is accounted for on a net or gross basis

iii)	The number of TCE days

iv)	The change in the TCE Rate achieved

On i), for the nine months ended September 30, 2013 and 2012 the company has employed all vessels in the spot market, either as spot charters or through cooperative arrangements. No vessels were employed on time charters or bareboat charters.

On ii), all our vessels were employed as spot charters during the nine months ended September 30, 2013 presented on a gross basis. For the nine months ended September 30, 2012 all of our vessels were employed through cooperative arrangements presented on a net basis, except four vessels, which were temporarily operated on spot charters.

On iii), the increase in off hire days to 832 days for the nine months ended September 30, 2013 from 349 days for the nine months ended September 30, 2012 was partly a result of planned off-hire of 560 days in connection with required dry dockings in 2013. The increase in off hire days was the primary reason for the 9.8% decrease in TCE days.

On iv), the TCE rate per day was $10,800 for the nine months ended September 30, 2013, compared to $14,500 for the nine months ended September 30, 2012, representing a decrease of 25.5%. The indicative average spot rates presented by Marex Spectron for the first nine months of 2013 and 2012 decreased by 28% to $12,180 from $16,939, respectively.

As a result of iii) and iv), net voyage revenues decreased by 33.1% from $74.5 million for the nine months ended September 30, 2012, to $49.8 million for the nine months ended September 30, 2013.

Voyage expenses were $128.4 million for the nine months ended September 30, 2013, compared to $11.5 million for the nine months ended September 30, 2012. The change in voyage expenses is primarily due to all of our vessels being on spot charters in 2013 whilst in 2012 our vessels were primarily employed through cooperative arrangements and therefore are presented on a net basis.

Vessel operating expenses, or operating expenses, were $49.8 million for the nine months ended September 30, 2013, compared to $48.0 million for the nine months ended September 30, 2012, an increase of 3.9%. The increase is primarily due to a general increase in prices for goods and services purchased.

General and administrative expenses were $14.8 million for the nine months ended September 30, 2013, compared to $12.6 million for the nine months ended September 30, 2012, an increase of 18.0%. The increase is a result of a one-time charge to General and administrative expenses of $3.6 million related to the acquisition of Scandic American Shipping Ltd, which is offset by a non-cash charge related to share based compensation in connection with the offering in January 2012 and currency translation effects on pension costs.

Depreciation expenses were $55.0 million for the nine months ended September 30, 2013, compared to $51.6 million for the nine months ended September 30, 2012, an increase of 6.8%. The increase is a result of an increase in amortization of drydocking costs related to capitalized drydocking expenses.

Settlement Loss was $5.0 million for the nine months ended September 30, 2013, compared to $0 for the nine months ended September 30, 2012. The Settlement Loss relates to a preexisting contractual relationship between the Company and Scandic American Shipping Ltd. which was recognized when the purchase of Scandic was completed.

Net operating loss was $74.9 million for the nine months ended September 30, 2013, compared to a net operating loss of $37.6 million for the nine months ended September 30, 2012. The increase in net operating loss is primarily caused by the reduction in net voyage revenue caused by a significant reduction in the spot market rates, and the one-time charges of $8.6 million related to the purchase of Scandic American Shipping Ltd.

Interest income was $0.1 million for the nine months ended September 30, 2013, compared to $0.3 million for the nine months ended September 30, 2012. The decrease in interest income is a result of the Company’s holding less excess cash in the period.

Interest expense was $8.3 million for the nine months ended September 30, 2013, compared to $3.5 million for the nine months ended September 30, 2012. The increase is due to an increase in interest rates during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

Liquidity and Capital Resources

Cash flows (used in) provided by operating activities decreased to ($29.0) million for the nine months ended September 30, 2013 from $5.9 million for the nine months ended September 30, 2012. The decrease in cash flows provided by operating activities is primarily due to the significant decrease in spot market rates, which is the primary driver of operating activities.

Cash flows (used in) provided by investing activities decreased to ($7.9) million for the nine months ended September 30, 2013 from $7.2 million for the nine months ended September 30, 2012. The decrease in cash flows in investing activities is primarily due to the purchase of Scandic American Shipping Ltd, and increased investments in vessels.

Cash flows provided by financing activities increased to $71.9 million for the nine months ended September 30, 2013 compared to $48.0 million for the nine months ended September 30, 2012. The increase is due to an increase in proceeds from issuance of common stock and reductions in dividends paid. Cash flows provided by, or used in, financing activities will tend to fluctuate due to the size and timing of issuance of common stock, and the Company’s use of the 2012 Credit Facility.

Management believes that the Company’s working capital is sufficient for its present requirements.

Contractual Obligations

The Company’s significant contractual obligations as of September 30, 2013, consist of our obligations as borrower under our 2012 Credit Facility and our deferred compensation agreements for our Executive Vice President and Chief Financial Officer, and our Chairman, President and Chief Executive Officer.

The following table sets out long-term financial, commercial and other obligations outstanding as of September 30, 2013 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2012 Credit Facility (1)	250,000	—	—	250,000	—
Interest Payments (2)	32,923	8,063	24,188	672	—
Commitment Fees (3)	8,673	2,124	6,372	177	—
Deferred Compensation Agreement (4)	11,297	—	—	—	11,297

Total	302,893	10,187	30,560	250,849	11,297

Notes:

(1)	Refers to our obligation to repay indebtedness outstanding of the 2012 Credit Facility as of September 30, 2013.
(2)	Refers to estimated payments over the term of the indebtedness outstanding of the 2012 Credit Facility as of September 30, 2013.Estimate based on current interest rate and drawn amount.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding of the 2012 Credit Facility as of September 30, 2013 Estimate based on current rate and undrawn amount.
(4)	Refers to our estimated deferred compensation agreement payable to the Company’s CEO and CFO as of September 30, 2013.

Employment Agreements

We have employment agreements with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Executive Vice President and Chief Financial Officer, Rolf I. Amundsen, Advisor to the Chairman and Jan Erik Langangen, our Executive Vice President, Business Development & Legal. Mr. Hansson does not receive any additional compensation for his services as the Chairman of the Board. The aggregate compensation of our executive officers during the nine months ended September 30, 2013 was approximately $1.8 million. Under certain circumstances, the employment agreement may be terminated by us or Mr. Hansson upon six months’ written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months’ written notice to the other party. The employment agreements with Mr. Amundsen and Mr. Langangen may be terminated by us or Mr. Amundsen or Mr Langangen upon three months’ written notice to the other party.

In 2011 the Board of Directors established a new incentive plan involving a maximum of 400,000 restricted shares of which all 400,000 shares were allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. A total of 163,000 shares were issued to our Directors as of September 30, 2012 and 2013. The vesting period was a four year cliff for 326,000 shares and a five year cliff for 74,000 shares, that is none of these shares could be sold during the first four and five years after grant, as applicable, and the shares are forfeited if the grantee leaves the Company before this time. In 2013 and 2012 the Company repurchased respectively 14,500 and 8,500 restricted common shares at par value from employees who had resigned from the Manager, and these restricted shares common shares are held as treasury shares. On January 10, 2013, the Board of Directors amended the vesting requirements for 174,000 shares allocated to the Manager by accelerating the vesting period. The modification resulted in $1.1 million being charged to General and Administrative expense during the first quarter of 2013.

As of September 30, 2013, a total of 203,000 restricted common shares that are subject to vesting have been allocated among 17 persons employed in the management of the Company, the members of the Board of Directors and employees of the Manager. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

Our Chairman, President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer have individual deferred compensation agreements. In July 2013, the Company reserved $5.0 million in a restricted account as security for the deferred compensation owed to the Chief Executive Officer. The Chief Executive Officer has served in his present position since the inception of the Company in 1995.

Employees of the Manager and Orion Tankers AS are members of a defined benefit plan in arrangements and terms common for Norwegian employees. The assets and liabilities of the plan are not material to the financial statements of the Company.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

All figures in USD ‘000, except share and per share amount

	Nine Months Ended September 30,
	2013	2012
Voyage Revenues	178,229	86,011
Voyage Expenses	(128,422)	(11,527)
Vessel Operating Expense - excluding depreciation expense presented below	(49,818)	(47,952)
General and Administrative Expense	(14,811)	(12,553)
Depreciation Expense	(55,096)	(51,604)
Settlement Loss	(5,000)	—

Net Operating Loss	(74,918)	(37,625)

Interest Income	118	300
Interest Expense	(8,351)	(3,522)
Other Financial Income (Expense)	(129)	189

Total Other Expenses	(8,362)	(40,658)

Corporate income tax	(49)	—

Net Loss	(83,329)	(40,658)

Basic (Loss) Earnings per Share	(1.34)	(0.78)
Diluted (Loss) Earnings per share	(1.34)	(0.78)
Basic Weighted Average Number of Common Shares Outstanding	62 114 566	52 424 056
Diluted Weighted Average Number of Common Shares Outstanding	62 114 566	52 424 056

The footnotes are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013, AND 2012 (UNAUDITED)

All figures in USD ‘000

	Nine Months Ended September 30,
	2013	2012
Net Loss	(83,329)	(40,658)
Other Comprehensive (Loss) Income	—	—
Marketable Securities, Available for Sale	84	(113)
Translation differences	(134)	—

Total Other Comprehensive Loss	(50)	(113)

Total Comprehensive Loss	(83,379)	(40,771)

The footnotes are an integral part of these financial statements.

CONSOLIDATED CONDENSED BALANCE SHEETS AS OF SEPTEMBER 30, 2013, AND DECEMBER 31, 2012 (UNAUDITED)

All figures in USD ‘000, except share and per share amount

	September 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and Cash Equivalents	90,471	55,511
Marketable Securities	0	549
Accounts Receivable, net	11,482	54
Accounts Receivable, net related party	0	12,862
Prepaid Expenses	3,390	4,365
Inventory	31,123	4,048
Voyages in Progress	10,990	0
Other Current Assets	3,533	1,184

Total Current Assets	150,989	78,573

NON-CURRENT ASSETS
Vessels, Net	926,833	964,855
Goodwill	18,979	0
Related party receivable (Orion Tanker Pool)	0	36,987
Other Non-current Assets	9,985	5,209

Total Non-current Assets	955,797	1,007,051

Total Assets	1,106,786	1,085,624

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	5,282	3,095
Accounts Payable, related party	0	1,536
Accrued Voyage Expenses	11,444	0
Accrued Liabilities	10,779	10,343

Total Current Liabilities	27,505	14,974

Long-term Debt	250,000	250,000
Deferred Compensation Liability	11,408	11,267

Total Liabilities	288,913	276,241

Commitments and Contingencies	—	—
SHAREHOLDERS’ EQUITY
Common Stock, par value $0.01 per Share; 90,000,000 shares authorized , 66,038,251 shares issued and outstanding and 52,915,639 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	660	529
Additional Paid-in Capital	137,247	15,615
Contributed Surplus	763,429	866,515
Accumulated other comprehensive loss	(134)	(84)
Retained Deficit	(83,329)	(73,192)

Total Shareholders’ Equity	817,873	809,383

Total Liabilities and Shareholders’ Equity	1,106,786	1,085,624

The footnotes are an integral part of these financial statements

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED, SEPTEMBER 30, 2013, AND 2012 (UNAUDITED)

All figures in USD ‘000

	Nine Months Ended September 30,
	2013	2012
Cash Flows from Operating Activities
Net Loss	(83,329)	(40,658)
Reconciliation of Net Loss to Net Cash (Used in) Provided by Operating Activities
Depreciation Expense	55,096	51,604
Settlement of contract	5,000	—
Dry-dock Expenditures	(11,658)	(12,276)
Amortization of Deferred Finance Costs	—	1,143
Deferred Compensation Liability	86	2,106
Compensation – Restricted Shares	1,785	2,540
Gain in Marketable Securities	34	(24)
Other, net	—	(152)
Changes in Operating Assets and Liabilities:
Accounts Receivables	(6,567)	5,946
Accounts Payable and Accrued Liabilities	(8,143)	(9,671)
Prepaid and Other Current Assets	1,748	13,427
Voyages in Progress	12,663	5,233
Inventory	3,376	—
Other Non-current Assets	897	(13,282)

Net Cash (Used in) Provided by Operating Activities	(29,012)	5,936

Cash Flows from Investing Activities
Proceeds from Marketable Securities	600	122
Investment in Vessels	(6,817)	(1,716)
Investment in other fixed assets	(1,870)	—
Repayment of Deposit	5,475	9,000
Acquisition of Orion Tankers Ltd	(271)	—
Cash arising from obtaining control of Orion Tankers Ltd	6,544	—
Acquisition of in Scandic American Shipping Ltd, net of cash acquired	(7,641)	—
Acquisition of Scandic Assets Held for Sale	(5,467)	—
Proceeds from Sale of Scandic Assets held for Sale	5,467	—
Transfer to Restricted Account	(5,000)	—
Other, net	1,080	(250)

Net Cash (Used in) Provided by Investing Activities	(7,900)	7,156

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	101,831	75,584
Proceeds from Use of Credit Facility	40,000	20,000
Repayment towards Credit Facility	(40,000)	—
Dividends Paid	(29,893)	(47,624)

Net Cash Provided by Financing Activities	71,938	47,960

Net Increase in Cash and Cash Equivalents	35,026	61,052
Effect of exchange rate changes on cash and cash equivalents	(66)	—

Cash and Cash Equivalents at the Beginning of Year	55,511	24,006

Cash and Cash Equivalents at the End of Period	90,471	85,058

The footnotes are an integral part of these financial statements

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013, AND 2012 (UNAUDITED)

All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comphrehensive Loss	Retained Deficit	Total Shareholders’ Equity
Balance at January 1, 2012	47,303,394	473	12,867	926,734	(212)	(72,298)	867,563

Accumulated coverage of loss	—	—	—	(72,298)	—	72,298	—
Net (Loss) Income	—	—	—	—	—	(40,658)	(40,658)
Common Shares Issued	5,500,000	55	75,527	—	—	—	75,582
New Manager shares	112,245	1	1,540	—	—	—	1,541
Share based compensation	—	—	1,001	—	—	—	1,001
Reduction of share premium	—	—	(75,577)	75,577	—	—	—
Other comprehensive income (loss)	—	—	—	—	113	—	113
Return of Capital	—	—	—	(47,625)	—	—	(47,625)

Balance at September 30, 2012	52,915,639	529	15,358	882,388	(100)	(40,658)	857,517

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comphrehensive Loss	Retained Deficit	Total Shareholders’ Equity
Balance at January 1, 2013	52,915,639	529	15,615	866,515	(84)	(73,192)	809,383

Accumulated coverage of loss	—	—	—	(73,192)	—	73,192	—
Net (Loss) Income	—	—	—	—	—	(83,329)	(83,329)
Common Shares Issued	11 212 500	112	101,719	—	—	—	101,831
New Manager shares	1 910 112	19	18,127	—	—	—	18,146
Share based compensation	—	—	1,786	—	—	—	1,786
Other comprehensive income (loss)	—	—	—	—	(50)	—	(50)
Return of Capital	—	—	—	(29,893)	—	—	(29,893)

Balance at September 30, 2013	66,038,251	660	137,247	763,429	(134)	(83,329)	817,873

NORDIC AMERICAN TANKERS LIMITED

Notes to the Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim consolidated financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2012.

Comparative Information

As a consequence of the 100% acquisition of Scandic American Shipping Ltd. and the remaining 50% of Orion Tankers Ltd, the accounts as of September 30, 2013 are presented on a fully consolidated basis. The comparative information as of September 30, 2012 has not been adjusted and is presented on a non-consolidated basis. As a result the income statement and balance sheet in the Statement of Operations as of September 30, 2013 are not fully comparable with the September 30, 2012 comparative information and additionally the Company gained control of cash held by Orion Tankers Ltd, and Scandic American Shipping Ltd. The most noticeable effects are:

General and administrative expenses for the nine months ended September 30, 2013 include $1.8 million as a result of the consolidation.

In the statement of financial position as of December 31, 2012, the Company presented two asset line items representing net receivables from the Orion Tankers Pool. These line items were “Accounts Receivable, net related party” in the current asset section and “Related party receivable” in the non-current asset. In 2013 these line items are not shown as the Orion Tankers Pool is now fully consolidated. Consequently, the Company presents “Accounts receivable, net”, “Inventory”, “Voyages in Progress” and “Accrued Voyage expenses” in the statement of financial position as of September 30, 2013. Additionally the Company has gained control of cash held by the Orion Tankers Pool.

There are no other material impacts following the consolidation of subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is identified in Note 1 of the Company’s financial statements for the year ended December 31, 2012 included in the Company’s Annual Report on Form 20-F.

Inventories: Inventories, which are comprised of bunker fuel and lubrication oil, are stated at the lower of cost or market, which is determined on a first-in, first out (“FIFO”) basis.

New Accounting Policies:

Consolidation

Entities in which the Company has controlling financial interest are consolidated in accordance with ASC 810. The subsidiaries accounting policies are in conformity with U.S. GAAP. The consolidated subsidiaries do not generate external revenue for the Company. Expenses from the consolidated subsidiaries have been included in the statement of operations as from January 1, 2013.

Intercompany balances and transactions are eliminated upon consolidation. Currency translation differences are recognized in Other Comprehensive income in accordance with ASC 830-20-35-3 and 4.

Income Taxes

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income tax.

The Company has two wholly-owned subsidiaries in Norway which are subject to income tax in their jurisdictions at 28% of their taxable profit. The tax incurred and paid by subsidiaries is not material.

Recent account pronouncements:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02 to amend, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (Topic 220). The ASU require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The Company adopted ASU 2013-02 from January 1, 2013, without material impact on our financial position, result of operations, or cash flows.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This ASU requires the Company to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance ASU 2011-11 is effective for public companies for fiscal years, and interim periods within those years beginning on or after January 1, 2013. The Company adopted ASU 2011-11 from January 1, 2013 without material impact on our financial position, result of operations, or cash flows.

3. RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd.:

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. (“Scandic” or the “Manager”). The Manager has been, from its inception and up to January 10, 2013, owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. In order to align the Manager’s interests with those of the Company, the Company pursuant to the Management Agreement issued to the Manager restricted common shares equal to 2% of the Company’s outstanding common shares, through January 1, 2013. The arrangement ended when the Company acquired the Manager, as described below.

The Manager has the daily administrative, commercial and operational responsibility for the Company’s vessels and is required to manage the Company’s day-to-day business subject to the Company’s objectives and policies as established by the Board of Directors.

On December 15, 2012, the Company entered into an agreement to acquire 100% of the shares of the Manager. The acquisition is described in note 10.

In February 2011, the Company adopted a new equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. All of 400,000 restricted shares were allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board. On January 10, 2013, the Board of Directors amended the vesting requirements for 174,000 shares allocated to the Manager by means of accelerated vesting. The modification to the vesting requirements resulted in $1.1 million being charged to General and Administrative expense during the first quarter of 2013.

As of September 30, 2013, a total number of 203,000 restricted common shares that are subject to vesting have been allocated among 17 persons employed in the management of the Company, by the Manager and the members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period.

Board Member and Employees:

Mr. Jan Erik Langangen, Board Member and an employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $34,919 and $62,311 in costs for the nine months ended September 30, 2013, and the nine months ended September 30, 2012, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” in the statement of operations. As of September 30, 2013, and December 31, 2012, $1,049 and $0 respectively, were included within “Accounts Payable”.

Mr. Rolf Amundsen, former Investor Relations Manager, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company. The Company recognized $31,090 and $54,482 in costs for the nine months ended September 30, 2013 and the nine months ended September 30, 2012 respectively, for the services provided by Amundsen & Partners AS. These costs are included in “General and Administrative Expenses” within the statement of operations. As of September 30, 2013, and December 31, 2012, $14,841 and $ 0 respectively, were included within “Accounts Payable”.

Orion Tankers Ltd.

Orion Tankers Ltd. (“Orion”) was established as a pool manager equally owned by the Company and Frontline Ltd (“Frontline”). In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012. Effective January 2, 2013 the Company acquired Frontline’s shares in Orion at their nominal book value as of December 31, 2012, after which Orion became a wholly-owned subsidiary of the Company.

As of December 31, 2012, “Related party receivable” amounted to $37.0 million. The “Related party receivable” amount represented the outstanding working capital from the Orion pool. The working capital represented the value of bunkers on board the Company’s vessels on delivery to the cooperative arrangements, including payment of initial funding of $0.2 million per vessel. For the nine months ended September 30, 2013, these figures are presented on gross basis.

As of December 31, 2012, “Accounts Receivable, net related party” amounted to $12.9 million. The “Accounts Receivable, net related party” amount represented the outstanding voyage revenue from Orion pool.

As of September 30, 2013, Orion is a subsidiary and all intercompany balances and transactions have been eliminated in the consolidated financial statements.

4. LONG-TERM DEBT

The Company has a $430 million revolving credit facility (the “2012 Credit Facility”), with a maturity in October 2017 which replaced the previous 2005 Credit Facility in late October 2012. Accordingly comparative figures for the nine months ended September 30, 2012, reflect payments under the 2005 Credit Facility.

The 2012 Credit Facility provides funding for future vessel acquisition and general corporate purposes. The 2012 Credit Facility cannot be reduced by the lender and there are no repayment obligations of the principal during the term of the facility. Amounts borrowed bear interest equal to LIBOR plus a margin. The company pays a commitment fee of 40% of the applicable margin on any undrawn amounts. Total commitment fees paid for the nine months ended September 30, 2013 and September 30, 2012 were $1.9 million and $0.5 million, respectively. The undrawn amount of this facility as of September 30, 2013 and December 31, 2012 was $180 million.

Borrowings under the 2012 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignments of earnings and insurance. Under the terms and conditions of the 2012 Credit Facility the Company is, among other things, required to (i) maintain certain loan to vessel value ratios, (ii) maintain a book equity of no less than $250.0 million, a minimum equity ratio, a minimum level of liquidity and positive working capital, (iii) remain listed on a recognized stock exchange, and (iv) obtain the consent of the lenders prior to creating liens on or disposing of the Company’s vessels. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2012 Credit Facility.

The Company was in compliance with its loan covenants as of September 30, 2013.

5. SHARE CAPITAL

Included in Additional Paid in Capital is the Company’s Share Premium Fund as defined by Bermuda Law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company. The Share Premium Fund was $101.7 million and $0 as of September 30, 2013 and December 31, 2012, respectively.

In April 2013, the Company issued 11,212,500 common shares at the price of $9.60 per share in a registered transaction, used to fund future acquisitions and for general corporate purposes.

As of September 30, 2013, 66,038,251 shares were issued and outstanding, which included 203,000 restricted shares issued to employees, Directors and non-employees, and 23,000 treasury shares. As of December 31, 2012, 52,915,639 shares were issued and outstanding, which included 690,551 restricted shares issued to the Manager, of which 217,500 shares were restricted to members of the Board, employees of the Company and to persons employed by the Manager.

On June 1, 2011, at its Annual General Meeting (“AGM”) held in Bermuda, the Company increased authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share.

6. VESSELS

As of September 30, 2013 and as of December 31, 2012, “Vessels, Net” consisted of 20 Suezmax crude oil tankers and capitalized drydocking charges. Depreciation is calculated based on cost less estimated residual value of $4.0 million and is provided over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. During the nine months ended September 30, 2013 and 2012, we did not impair any of our vessels’ carrying value under our accounting impairment policy, as we believe the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed the vessels’ carrying amounts.

For the nine months ended September 30, 2013, the Company paid $11.6 million in drydocking charges, compared to $12.3 million for the nine months ended September 30, 2012.

7. SHARE-BASED COMPENSATION PLANS

Management Agreement

In order to align the Manager’s interests with the Company’s, the Company agreed to issue to the Manager restricted common shares equal to 2% of its outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager was entitled to receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. During the nine months ended September 30, 2012, the Company issued to the Manager 112,245 restricted shares at an average fair value of $13.73. In December 2012, the Company announced that it would acquire 100% of the shares of the Manager. The acquisition was effective January 10, 2013. In addition to gaining full direct control of the Manager’s operations, the Company is no longer obligated to maintain the Manager’s ownership of the Company’s common shares at 2%. The compensation for the Manager was partly in shares, and the Company issued 1,910,112 new shares related to the acquisition, the shares have a lock up period of one year from issuance.

Equity Incentive Plan 2011

In 2011, the Board of Directors decided to establish a new incentive plan involving a maximum of 400,000 restricted shares of which all 400,000 shares have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board of Directors. These allocated shares constituted 0.8% of the outstanding shares of the Company. The vesting period is four year cliff vesting period for 326,000 shares and five year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee leaves the Company before that time. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights. The Board considers this arrangement to be in the best interests of the Company.

In 2012 and 2013 respectively, the Company repurchased from employees who had resigned from the Manager 8,500 and 14,500 restricted common shares that had a four-year cliff vesting period. The total 23,000 restricted common shares are held as treasury shares as of September 30, 2013.

In 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted. This resulted in $1.1 million being charged to General and Administrative expense in the first quarter of 2013.

The remaining 203,000 restricted shares under the Plan were allocated among 17 persons employed in the management of the Company, the Manager and the members of the Board.

Restricted Shares to Employees and Directors and to Non-Employees

Under the terms of the equity incentive plan 400,000 shares of restricted stock awards were granted to certain employees and Directors and to non-employees during 2011. Of these shares, 326,000 restricted shares were granted on February 23, 2011, at a grant date fair value of $23.88 per share, and 74,000 restricted shares were granted on August 5, 2011, at a grant date fair value of $18.05 per share. The Company repurchased 8,500 and 14,500 restricted common shares in 2012 and 2013 respectively, the shares were granted on February 23, 2011.

The fair value of restricted shares is estimated based on the market price of the Company’s shares. The fair value of restricted shares granted to employees is measured at grant date and the fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date.

The shares are considered restricted as the shares vest after a period of four years and five years. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights.

The Board of Directors lifted the vesting requirements for 100,000 restricted shares which would be fully vested in February 2015, and 74,000 restricted shares which would be fully vested in August 2016. The remaining 203,000 restricted shares will be fully vested in February 2015.

The compensation cost for employees, Directors and non-employees is recognized on a straight-line basis over the vesting period and is presented as part of the general and administrative expenses. The total compensation cost related to restricted shares under the plan for the nine months ended September 30, 2013 was $1.8 million, compared to $1.0 million for the nine months ended September 30, 2012.

The tables below summarize the Company’s restricted stock awards as of September 30, 2013:

	Restricted shares - Employees	Weighted- average grant- date fair value - Employees	Restricted shares - Non- employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2013	163,000	$23.88	228,500	$22.06
Granted during the year	—	—	—	—
Vested during the year	—	—	(174,000)	—
Forfeited during the year	—	—	(14,500)	—

Non-vested at September 30, 2013	163,000	$23.88	40,000	$23.88

The tables below summarize the Company’s restricted stock awards as of December 31, 2012:

	Restricted shares - Employees	Weighted- average grant- date fair value - Employees	Restricted shares - Non- employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2012	163,000	$23.88	237,000	$22.06
Granted during the year	—	—	—	—
Vested during the year	—	—	—	—
Forfeited during the year	—	—	(8,500)	—

Non-vested at December 31, 2012	163,000	$23.88	228,500	$22.06

8. EARNINGS PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e., stock options, warrants) outstanding during the period.

For the nine months ended September 30, 2013 and for the nine months ended September 30, 2012, the Company had a net loss. Thus any effect of common stock equivalents outstanding would be antidilutive.

9. FINANCIAL INSTRUMENTS

The Company did not hold any derivative instruments for the nine months ended September 30, 2013 or for the nine months ended September 30, 2012.

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company’s cash flows.

The carrying value of estimated fair values of the Company’s financial instruments at September 30, 2013, and December 31, 2012 are as follows:

		September 30, 2013		December 31, 2012
All figures in USD ‘000	Fair Value Hierarchy Level (1)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and Cash Equivalent	Level 1	90,471	90,471	55,511	55,511
Marketable Securities	Level 1	—	—	549	549
Working capital, Orion Tanker pool (non-current assets)		—	—	36,987	36,987
2012 Credit Facility		(250,000)	(250,000)	(250,000)	(250,000)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the balance sheet that are recorded at fair value on a recurring basis

The carrying value of cash and cash equivalents and marketable securities is reasonable estimate of fair value. The estimated fair value for the long term debt is considered to be equal to the carrying values since it bears variable interest rates.

10. ACQUISITION OF SUBSIDIARIES

Effective January 10, 2013 the Company acquired Scandic American Shipping Ltd. The purchase price was $33.3 million, $18.1 million of which was paid in shares, $8.0 million of which was paid in cash and $7.2 million in payable to seller for additional assets which were sold during the first quarter of 2013. The number of shares transferred was 1,910,117, trading at $9.50 on the acquisition date. The share component of the purchase price is subject to a one-year lock-up, while the cash component was primarily used by the seller to pay taxes associated with this transaction. The transaction was effective January 10, 2013, and the Manager is a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager’s operations, the Company is no longer obligated to maintain the Manager’s ownership of the Company’s common shares at 2%. The Company shares owned by the Manager were not part of the transaction and remained with the seller. The acquisition was accounted for using the acquisition method.

Effective January 2, 2013, the Company acquired the remaining 50% of Orion Tankers Ltd at its nominal book values as of December 31, 2012. It was determined that the fair value of the assets and liabilities of Orion Tankers Ltd matched their book values. Fair value of total assets acquired was $1.8 million and liabilities assumed $1.3 million, accordingly the cash consideration for the Company was $0.3 million for the 50% stake and no goodwill or gain/loss was recognized.

For further background and details related to the acquisitions please see note 3.

The fair value of the assets and liabilities of Scandic were determined with assistance of an external valuation specialist. The following is a provisional summary of the fair values of the assets and liabilities acquired:

Amounts in $ million	Scandic As of January 10, 2013
ASSETS
Cash and cash equivalents	0.4
Assets held for sale	6.6
Other current assets	2.4
Furniture, fixture and equipment	1.0
Other non-current assets	0.2

Total assets acquired	10.6

LIABILITIES
Accounts payable	0.2
Tax payable	0.2
Other current liabilities	0.9

Total liabilities assumed	1.3

Net assets acquired	9.3

Cash consideration	8.0
Common shares issued	18.1
Payable to seller	7.2

Total consideration	33.3

Net assets acquired	9.3

Difference	24.0

Settlement loss	5.0

Net Goodwill recognized	19.0

The settlement loss of $5.0 million relates to a preexisting contractual relationship between the acquirer and acquiree which was recognized as a loss in the income statement for the nine months ended September 30, 2013.

11. COMMITMENTS AND CONTINGENCIES

Nordic Harrier

In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company and went directly into drydock. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel’s condition on redelivery to the Company was far below the contractual obligation of the charterer. All expenses related to the drydock period were paid as of September 30, 2011. The Company has sought compensation for these expenses, but has not been able to reach an agreement with Gulf Navigation Company LLC. Arbitration procedures have commenced and are expected to be heard in 2013.

Legal Proceedings and Claims

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

No claims have been filed against the Company for the fiscal year 2013 or 2012, and the Company has not been a party to any legal proceedings for the nine months ended September 30, 2013 and September 30, 2012, except for information set forth above.

12. SUBSEQUENT EVENTS

In October the Company announced that it would, for the 65th time, pay dividend to its shareholders. The declared dividend was $0.16 per common share in respect of the 3rd quarter.

On November 1, 2013, the Company announced that it is coordinating the establishment of Nordic American Offshore Ltd., or NAO, a new company that has agreed to acquire six platform supply vessels, or PSVs, from companies affiliated with the Ulstein Group, an unaffiliated third party, for a purchase price of NOK 272.5 million per vessel. The six PSVs are currently operating in the North Sea. These ships were built in 2012 and 2013 by the Ulstein Group in Norway. NAO also has the option to purchase one new PSV for a purchase price of NOK 270 million. Approximately 80% of the purchase price for these vessels is expected to be funded from the proceeds of a private equity placement by NAO in Norway and approximately 20% by debt.

NAT has committed to purchase approximately $65 million of NAO’s common shares in NAO’s private equity placement and is expected to own approximately 26% of NAO’s common shares following the closing of that placement. Following the closing of the purchase by NAO of the six PSVs, expected to take place by December 31, 2013, Scandic American Shipping Ltd. will act as manager for NAO.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 21, 2013	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President